02046831

RECD S.E.C.

JUL 24 2002

1086

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 24, 2002

PE

Terra Networks, S.A.
(Exact name of Registrant as specified in its charter)

PROCESSED
JUL 26 2002
THOMSON
FINANCIAL

Terra Networks, Inc.
(Translation of Registrant's name into English)

Vía de las Dos Castillas, 33
Complejo Atica
Edificio 1
Pozuelo de Alarcón
28223 Madrid, Spain
(34) 91-452-3000
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

TERRA NETWORKS, S.A.

TABLE OF CONTENTS

ITEM		**Sequential Page Number**
1.	Press release, dated July 24, 2002, entitled, "Terra Lycos Improves EBITDA by 51% Over the Second Quarter of Last Year".	4
2.	Terra Lycos Second Quarter 2002 Results	13

These materials may contain forward looking statements. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions.

Certain factors affecting such forward looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F under the heading "Risk Factors".

ITEM 1

Telefónica

terra lycos

Nota de Prensa
Press Release

07/24/02

EBITDA margin was -20%, an improvement of 16 percentage points, exceeding the Company's previously announced projections

TERRA LYCOS IMPROVES EBITDA BY 51% OVER THE SECOND QUARTER OF LAST YEAR

- ***Second quarter revenue was equivalent to 174 million constant first-quarter euros, or 9% more than the first quarter of 2002, which is in the middle of the Company's projected revenue range for the period. The exchange rates impacted revenue by -12 million euros for the second quarter of 2002, since 79% of revenue derives from currencies other than the euro, all of which have been devalued.***

- ***The current-euro revenue figure for the quarter, which does not take into account the monetary effect explained, was 162 million current euros, an increase of 1% over the first quarter of 2002***

- ***Earnings before interest, taxes, depreciation and amortization (EBITDA) was -32 million euros, an improvement of 33 million euros, or 51%, over the second quarter of the previous year. Operating expenses were reduced by 23% during the same period, a savings of 33 million euros.***

- ***Net income improved 52% over the same period of the previous year, for a gain of 113 million euros.***

- ***Terra Lycos ended the quarter with 2.3 million paying customers for access, communications and portal services, growing 439,000 over the previous quarter.***

- ***The company ended the quarter with 301,000 ADSL customers, 125% more than the second quarter of 2001.***

Madrid, July 24, 2002. - Terra Lycos (MC: TRR; NASDAQ: TRLY), the largest global internet network, today announced its financial results for the second quarter of fiscal year 2002.

Revenue

Terra Lycos earned revenue of 162 million euros in the second quarter, 1% above the previous quarter. This revenue figure was impacted by unfavorable exchange rates because of the appreciation of the euro and the fact that 79% of all revenue derives from currencies other than the euro. Applying the same average exchange rates as in the previous quarter, the Company earned 174 million in constant euros an increase of 9% over the previous quarter and in the middle of the projected range the Company announced last quarter.

In the second quarter, the media business, including advertising, integrated marketing solutions, electronic commerce and content and portal services subscriptions, accounted for 60% of total revenue, and the access and communications services business accounted for 40%.

The continuing difficult advertising market, particularly in the United States, caused media revenue to decline during the second quarter. However, the Company's media revenue from Spain and Latin America increased by 17% in the second quarter compared to the same quarter of 2001.

Terra Lycos continued to form strategic commercial alliances with leading institutions and companies in other sectors. Examples include the launch, with Uno-e, of a new line of VISA cards within the framework of the VISA "Safe Electronic Trade" program; and the agreement entered into with El Corte Inglés in Spain to launch the market's leading Food Channel, in collaboration with the Ministry of Agriculture, Fishing and Food.

The Company is continuing to execute on its "OBP" (Open, Basic, Premium) strategy by charging for premium services and content. OBP initiatives generated 16 million euros in revenue this quarter, 17% more than the first quarter of 2002. Thus, communications services and portal subscriptions have contributed to Terra Lycos' diversification of revenue

During the quarter, Terra Lycos designed an organizational model aimed at creating and developing products to maximize its position as a global company. Terra Lycos consolidated all global and product management-related functions under a single manager and within a single division, known as Global Operations. With the new structure, the company expects to accelerate growth through the launch of new products, and at the same time realize savings through greater cost effectiveness.

Operating Expenses

Terra Lycos continues to increase management efficiency through improvement in work processes, which enables ongoing gradual reduction in operating expenses. This quarter, the Company cut its expenses by 23% compared to the second quarter of the previous year, a savings of 33 million euros.

Operating Margin - EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the second quarter was -32 million euros, the Company's best performance to date and in line with the positive evolution of EBITDA since the third quarter of 2000. EBITDA margin is -20%, an increase of 16 percentage points over the same period the previous year and an improvement over the Company's previously announced projections.

Net Income

Net income for the second quarter of 2002 was -103 million euros, an improvement of 113 million euros over the same period the previous year, and 27 million euros over the previous quarter.

During the quarter, amortization of goodwill from previous acquisitions totaled 63 million euros, which represents more than 61% of net income and has no impact on the Company's cash position.

Cash

Efficient cash management gives Terra Lycos one of the strongest cash positions in the sector allowing it to finance its operations as well as take advantage of market opportunities with a view to ongoing profitable growth. At the end of the period the Company had 1.9 billion euros in cash, which has also been impacted by the exchange rates. During the second quarter, Terra Lycos consumed 44 million euros.

Operating Income

Terra Lycos ended the quarter with 4.1 million access subscribers, 1.3 million of which are paying subscribers, a 6% increase over the same period the previous year. Among its subscribers, 301,000 are ADSL customers, a 125% increase over the second quarter of 2001, and an 11% increase over the previous quarter.

In addition to access subscribers, at the close of the second quarter of 2002 the Company had recurring revenue from its 920,000 communications and portal service subscribers, an increase of 77% over the previous quarter.

Therefore, at the close of the quarter, Terra Lycos had a portfolio of 2.3 million paying subscribers for access and communications services products, as well as portal products and services, a 24% increase over the previous quarter.

The number of unique users in June 2002 rose 13% over the same period the previous year to 116 million. Average daily page views were 416 million.

Joaquim Agut, executive chairman of Terra Lycos, declared that "the second quarter results, given the adverse market situation, satisfactorily reflect the way Terra Lycos is advancing toward profitability. These results, which place us among the world's Internet leaders, demonstrate our commitment to innovation, launching products that allow us to capture and retain customers and obtain new sources of revenue, along with efficient management based on solid business practices."

About Terra Lycos

Terra Lycos is a global Internet group with a presence in 42 countries in 19 languages, reaching 116 million individual users per month worldwide. The group, which grew out of the acquisition by Terra Networks, S.A. of Lycos, Inc., which took place in October 2000, is one of the most widely visited web sites in the United States, Canada, Europe, Asia and Latin America, and is the largest access provider in Spain and Latin America.

The Terra Lycos network of sites includes Terra in 17 countries, Lycos in 25 countries, Angelfire.com, Atrea.com, Azeler.es, Bumeran.com, Direcciona.es, Educaterra.com, Emplaza.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Lycos Zone, Maptel.com, Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com and Wired News (Wired.com), among others.

Terra Lycos, headquartered in Barcelona and with operating centers in Madrid and Boston, as well as elsewhere, is traded on the Madrid stock exchange (TRR) and the Nasdaq electronic market (TRLY).

(SEE APPENDICES)

Contact telephone numbers:

- ***Public Relations***
  Miguel Angel Garzón
  +34-91-452-3021
  miguel.garzon@corp.terralycos.com

  Kirsten Rankin (U.S.)
  +1-781-370-2691
  kirsten.rankin@corp.terralycos.com

- ***Investor Relations***
  Jose Carlos Duran
  +34-91-452-3278
  josec.duran@corp.terralycos.com

Change in EBITDA (millions of euros)
and as a percent of revenue


2Q 01
1Q 02
2Q 02
-36%
-25%
-20%
-65 M
-41 M
-32 M
51% EBITDA improvement (16 pp) in one year

- ✓ ***EBITDA rose by 33 million euros (16 percentage points) over 2Q 2001***
- ✓ ***21% EBITDA improvement (9 million euros) over previous quarter***
- ✓ ***Efficiently managing the optimization of resources: savings of 33 million euros***

Telefónica terra lycos

Nota de Prensa
Press Release

TERRA LYCOS
Consolidated Income Statement
(Figures in millions of euros – Spanish GAAP)

	April- June 2002	April- June 2001	Var.%
Revenues:			
Media	96.4	110.7	-13%
Access and Services	65.3	69.0	-5%
Total Revenues	**161.7**	**179.7**	**-10%**
(*)(constant € Q2 01)	**178**	**179.7**	**-1%**
Cost of Revenues	(80.5)	(98.5)	-18.3%
Gross Profit	81.2	81.2	0%
Gross Profit %	50.2%	45.2%	+5p.p.
Operating Expenses:			
R&D	(27.7)	(34.7)	-20.2%
Marketing & Sales	(55.5)	(84.8)	-34.6%
General and Administrative	(30.4)	(27.1)	+12.2%
Total Operating Expenses	**(113.6)**	**(146.6)**	**-22.6%**
EBITDA **	**(32.3)**	**(65.5)**	**-50.6%**
EBITDA Margin	***-20%***	***-36%***	***-16p.p.***
Depreciation/ non-cash charges	(41.8)	(48.7)	-14.1%
Financial Income (loss)	19.3	38.9	-50.4%
Shares in gains (losses) by Equity method	(18.1)	(78.9)	-77.1%
Amortization of Goodwill	(63.2)	(142.6)	-55.7%
Extraordinaries and other	(1.6)	(7.9)	-79.5%
Income before taxes	**(137.8)**	**(304.7)**	**-54.8%**
Corporate Income Tax	32.2	87.8	-63.3%
Minority Interest	2.2	0.9	+144.4%
Net Income	**(103.3)**	**(216)**	**-52.2%**

(**) EBITDA figure for both periods does not account for leases in the US, which are included in the amortization figure

(*) The revenues for Q2 02 at the exchange rate of the same period of the previous year equals 178 million euros, or 174 millon euros at Q1 02 exchange rate.

OPERATING RESULTS

(million users)		*Q2 2002*	*Q2 2001*	*% Variance*
PAYING SUBSCRIBERS	Narrow Band Access	1.05	1.14	-8%
	Broad Band Access	0.30	0.13	+125%
	Communications & Portal services	0.92	n/a	n/a
	TOTAL PAYING SUBSCRIBERS	***2.27***	***1.27***	***+79%***
FREE SUBSCRIBERS	Narrow Band Access	2.77	3.02	-8%
TOTAL SUBSCRIBERS		***5.04***	***4.29***	***+18%***
UNIQUE USERS		***116***	***103***	***+13%***
DAILY PAGE VIEWS (millions)		***416***	***460***	***-10%***

ITEM 2


terra
lycos
Terra Lycos
2Q 2002 Results

terra lycos

Highlights

	Q2 2002	Q2 2002 Constant € (*)	Q1 2002	Q2 2001	Δ% Quarterly	Δ% Quarterly Constant €	Δ% Annual
Total Revenue	**161,7**	**174,3**	**160,6**	**179,7**	*1%*	*9%*	*-10%*
Media	96,4	103,5	90,1	110,7	*7%*	*15%*	*-13%*
Access and Services	65,3	70,8	70,5	69,0	*-7%*	*0%*	*-5%*
EBITDA	**(32,3)**	**(35,0)**	**(40,8)**	**(65,5)**			
EBITDA Margin	**-20%**	**-20%**	**-25%**	**-36%**	*5 p.p.*	*5 p.p.*	*16 p.p.*
Total Subscribers (million)	**5,0**	**5,0**	**4,9**	**n.a.**	*3%*	*3%*	*n.a.*
Access Subs	4,1	4,1	4,4	4,3	*-6%*	*-6%*	*-4%*
CSP + Portal Subs	0,9	0,9	0,5	n.a.	*77%*	*77%*	*n.a.*
Average daily page views (million)	**416**	**416**	**450**	**460**	*-8%*	*-8%*	*-10%*
Unique users (million)	**116**	**116**	**115**	**103**	*1%*	*1%*	*13%*

	H1 2002	H1 2002 Constant € (*)	H2 2001	H1 2001	Δ% 6m	Δ% 6m Constant €	Δ% Annual
Total Revenue	**322,3**	**334,9**	**336,1**	**357,5**	*-4%*	*0%*	*-10%*
Media	186,5	193,6	214,9	233,3	*-13%*	*-10%*	*-20%*
Access and Services	135,8	141,3	121,2	124,2	*12%*	*17%*	*9%*
EBITDA	**(73,1)**	**(75,8)**	**(90,5)**	**(141,5)**			
EBITDA Margin	**-23%**	**-23%**	**-27%**	**-40%**	*4 p.p.*	*4 p.p.*	*17 p.p.*
Total Subscribers (million)	**5,0**	**5,0**	**4,7**	**n.a.**	*3%*	*3%*	*n.a.*
Access Subs	4,1	4,1	4,3	4,3	*-6%*	*-6%*	*-4%*
CSP + Portal Subs	0,9	0,9	0,4	n.a.	*77%*	*77%*	*n.a.*
Average daily page views (million)	**416**	**416**	**500**	**460**	*-8%*	*-8%*	*-10%*
Unique users (million)	**116**	**116**	**111**	**103**	*1%*	*1%*	*13%*

(*) Q1'02 exchange rates

Consolidated Operating P&L

(in million of Euros - Spanish GAAP)
unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2002	**2001**	**2002**	**2001**
Revenues:				
Media	96,4	110,7	186,5	233,2
Access and Services	65,3	69,0	135,8	124,2
Total revenues	**161,7**	**179,7**	**322,3**	**357,5**
Cost of revenues	(80,5)	(98,5)	(168,8)	(187,4)
Gross Profit	81,2	81,2	153,5	170,0
Operating expenses:				
Research and development	(27,7)	(34,7)	(56,4)	(71,4)
Sales and marketing	(55,5)	(84,8)	(110,0)	(174,6)
General and administrative	(30,4)	(27,1)	(60,4)	(65,5)
Total operating expenses	(113,6)	(146,6)	(226,7)	(311,5)
EBITDA	**(32,3)**	**(65,5)**	**(73,2)**	**(141,5)**
EBITDA Margin	*-20%*	*-36%*	*-23%*	*-40%*
Depreciation / non-cash charges	(41,8)	(48,7)	(88,2)	(87,8)
Financial income (loss)	19,3	38,9	33,7	68,9
Share in gains (losses) by equity method	(18,1)	(78,9)	(39,1)	(126,3)
Amortization of goodwill	(63,2)	(142,6)	(128,9)	(269,0)
Extraordinaries and other	(1,6)	(7,9)	(2,9)	(8,8)
Income (loss) before taxes	**(137,8)**	**(304,7)**	**(298,6)**	**(564,4)**
Corporate income tax	32,2	87,8	62,3	173,3
Minority interest	2,2	0,9	2,8	0,7
Net Income (loss)	**(103,3)**	**(216,0)**	**(233,5)**	**(390,4)**
Shares Outstanding (' 000)	559.313	557.471	559.313	557.471

(*) See P&L Description in the Other Information Section

terra lycos

Consolidated Balance Sheet

as of June 20, 2002
(in million of Euros - Spanish GAAP)
unaudited

ASSETS	
Due from Shareholders for Uncalled Capital	**339,0**
Fixed Assets	**1.375,7**
Goodwill in Consolidation	**1.625,5**
Long-term deferred expenses	**12,3**
Current Assets	**2.098,8**
Cash and Short-term financial investments	1.911,4
Other current assets	187,3
TOTAL ASSETS	**5.451,3**

LIABILITIES AND SHAREHOLDERS' EQUITY	
Shareholders' equity	**5.007,4**
Minority interests	**-0,1**
Long-term liabilities	**109,9**
Current liabilities	**334,1**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**5.451,3**

Cash Flow

three months ended June 30, 2002
(in million of Euros - Spanish GAAP)
unaudited

Initial Balance	1.944 (*)
Cash flows from operating activities	-31
Cash flows from investing activities	-25
Cash flows from financing activities	12
Ending Balance	**1.900**

(*) Q1'01 ending balance expressed in Euros at Q2'02 closing exchange rates


terra
lycos

SIGNATURES

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, there into duly authorized.

TERRA NETWORKS, S.A.

Date: July 24, 2002   By: ______________________

Name: Jose Francisco Mateu Isturiz
Title: Vice Secretary - Board of Directors